UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 1, 2005

Commission File Number: 000-05787

PowerDsine Ltd. (Translation of registrant's name into English)
1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On September 1, 2005, PowerDsine Ltd. issued a press release announcing that Mr. Ronald D. Black has been appointed as a member of its Board of Directors.

A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated September 1, 2005, announcing the appointment of Mr. Ronald D. Black to the Board of Directors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd. By: /s/ Gershon Katz Name: Gershon Katz Title: Chief Financial Officer

Date: September 2, 2005

Exhibit Index

Exhibit 1.	Press Release, dated September 1, 2005, announcing the appointment of Mr. Ronald D. Black to the Board of Directors.